Exhibit 99.92

VOX RELEASES ASSET HANDBOOK

FOR BEST PRACTICE INVESTOR TRANSPARENCY

TORONTO, CANADA – February 24, 2022 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to announce that it has released its inaugural Asset Handbook.

Vox has compiled a comprehensive Asset Handbook to enable investors to better understand and evaluate the Company’s royalty portfolio of global assets. Version One of the Asset Handbook includes detailed information on Vox’s producing, development-stage and exploration-stage royalty assets and is now available on the Vox website at: www.voxroyalty.com.

Vox is particularly excited to include its Environmental, Social & Governance (“ESG”) principles used in evaluating royalty opportunities within the Asset Handbook. Vox is committed to making the UN Global Compact and its principles part of its strategy, culture and day-to-day operations, and to engaging in collaborative projects which advance the Sustainable Development Goals of the United Nations.

Other royalty companies that also have critical-mass portfolios of 50+ royalties that have historically published Asset Handbooks include Franco-Nevada Corporation (TSX: FNV; approximately C$35B market capitalization), Sandstorm Gold Ltd. (TSX: SSL; approximately C$1.7B market capitalization) and Maverix Metals Inc. (TSX: MMX; approximately C$0.8B market capitalization).

Spencer Cole, Chief Investment Officer stated: “Vox is the only royalty company with a market capitalization of less than C$500M with a current Asset Handbook, demonstrating management’s commitment to best practice disclosure principles and transparency. We are excited to follow in the footsteps of larger royalty company peers in preparing an Asset Handbook that will be a helpful resource for investors and analysts to fully assess our global asset base. We look forward to setting a consistent annual disclosure precedent for other emerging royalty companies to follow once they achieve a similar critical mass of 50+ royalty assets.”

Upcoming In-Person Conferences

The Company is pleased to announce that in the upcoming month, Vox management will be participating in the following conferences:

-	BMO Global Metals & Mining Conference (in-person) – February 27th to March 2nd;

-	Red Cloud Pre-PDAC Mining Showcase (virtual) – March 2nd to 4th; and

-	Sidoti Small Cap Virtual Conference (virtual) – March 23rd to 24th.

Vox management looks forward to engaging with investors, operating partners and royalty holders at these in-person and virtual conferences. If you wish to meet with Vox management at these conferences, please email info@voxroyalty.com.

Market Awareness Engagement

Vox is also pleased to announce that it has engaged Stockhouse Publishing Ltd. (“Stockhouse”) to provide advertising campaign, video creation and distribution services, plus global insights reports and various marketing products, for an initial period of six months, subject to the terms of a client service agreement (the “Stockhouse Agreement”) executed between the Company and Stockhouse. Pursuant to the terms of the Stockhouse Agreement, Stockhouse will be paid a monthly cash amount of C$5,000 plus HST for its services (in aggregate). Neither Stockhouse nor its affiliates currently own any securities of the Company. Stockhouse’s Vancouver office is located at 1100-609 W Hastings Street, Vancouver, BC, V6B 4W4.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

For further information contact:

Spencer Cole Chief Investment Officer Spencer@voxroyalty.com	Kyle Floyd Chief Executive Officer info@voxroyalty.com